TATA

03 OCT 30 AM 7:21

Fax No.001 202 2727050
File No.82-3768

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
D C 205 49

03032999

SUPPL

October 22, 2003

Dear Sirs,

Tata Motors Limited (formerly Tata Engineering and Locomotive Company Limited) "File No.82-3768" – Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Furnished herewith is the following information with respect to Tata Engineering and Locomotive Company Limited, a public company with limited liability incorporated under the laws of India, "File" No.82-3768 in compliance with the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Act") available to foreign private issuers under Rule 12g3(b) under the Act :

"Re : Tata Motors Limited selected as Preferred Bidder for acquisition of Daewoo Commercial Vehicle Company, Korea

Pursuant to clause 36 of the Listing Agreement with the Stock Exchange, Mumbai, a copy of the Press Release issued by the Company dated October 22, 2003 on the subject is attached herewith which is self-explanatory."

Please contact the undersigned in Mumbai at the below-mentioned address or by telephone at (91-22) 56657219 or by facsimile at (91-22) 56657799 if you have any questions or require additional information.

Yours faithfully,
Tata Motors Limited

H K Sethna
Company Secretary

C:\d:stexch:BSE-bse-daewoo-oct22-03

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

TATA MOTORS LIMITED
Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 5665 8282 Fax 91 22 5665 7799
www.tatamotors.com

TATA

immediate use **PRESS RELEASE**

Mumbai, October 22, 2003

TATA MOTORS SELECTED AS "PREFERRED BIDDER" FOR DAEWOO COMMERCIAL VEHICLE COMPANY, KOREA

Tata Motors has, today, been intimated that it has been selected as the "Preferred Bidder" for acquiring Daewoo Commercial Vehicle Company Limited, (DWCV) Korea. The "Preferred Bidder" status would require it to enter into a Memorandum of Understanding to be negotiated with DWCV, followed by a detailed due diligence process.

DWCV, the commercial vehicle unit of Daewoo Motor Corporation, was incorporated under a Reorganisation Plan on November 1, 2002. It is currently the second largest manufacturer of heavy commercial vehicles in Korea with a market share of around 26%.

- Ends –

Issued by:
V Krishnan
V. P. (Corporate Communications)
Tata Motors Limited
Phone: 56657209; E-Mail:vkrishnan@tatamotors.com
www.tatamotors.com